Animas Resources Ltd.	TSX-V: ANI

#410 - 325 Howe St., Vancouver, BC Canada V6C 1Z7 • Tel: 604-687-6197 • Fax: 1-888-889-4874 •

March 25, 2013

NR 13 - 2

Animas Clarifies Some of Its Prior Technical Disclosure

Animas Resources Ltd. (TSX.V: ANI) (“Animas” or the “Company”) announces that it has updated some of its technical disclosure on its website and retracted certain documents.

As a result of a review by the British Columbia Securities Commission, the Company is issuing the following news release to clarify its disclosure.

In the Company’s presentation and corporate profile presented on the Company’s website, the Company inappropriately disclosed “minable oxide resources” and “pitable oxide gold resources” at its Santa Gertrudis property in Sonora, Mexico, without using the applicable resource categories (measured, indicated and inferred).  This disclosure violated National Instrument 43-101 Standards of Disclosure for Mineral Properties (“NI 43-101”), Part 2.2(a) that requires “An issuer must not disclose any information about a mineral resource or mineral reserves unless the disclosure uses only the applicable mineral resource and mineral reserve categories set out in sections 1.2 and 1.3”.  The Company is retracting such disclosure and has revised its corporate profile and presentation to clearly state the Company has an inferred resource estimate of 557,000 ounces of gold at its Santa Gertrudis project, with a cut-off grade of 0.30 ppm Au.  For further details regarding the Company’s inferred resource please refer to the Company’s press release dated November 17, 2010.

The definition of “Inferred Mineral Resource” is that part of a mineral resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological/or grade continuity. It is based on information gathered through appropriate techniques from location such as outcrops, trenches, pits, workings and drill holes which may be of limited or uncertain quality and reliability.

The Company is also retracting the disclosure about its Desierto property on its corporate profile and the Company’s website regarding the “10+ million ounces of gold” as it violated NI43-101 section 2.3(1)(a) that states “An issuer must not disclose the quantity, grade, or metal or mineral content of a deposit that has not been categorized as an inferred mineral resource, an indicated mineral resource, a measured mineral resource, a probable mineral reserve, or a proven mineral reserve”.  This statement has been removed from the Company’s corporate profile and its website.

Furthermore, the Company has removed the Santa Gertrudis map from its presentation and corporate profile which set out historical estimates that were not in compliance with section 2.4 of NI 43-101 as it did not provide the grade or quality and the quantity for each category of the mineral resources and mineral reserves disclosed.

Regarding the Company’s inferred resource estimate, the Company has now  included additional disclosure in its presentation and its corporate profile related to the effective date of such estimate, the key assumptions, parameters, methods used and the prominent statement that mineral resources that are not mineral reserves do not have demonstrated economic viability.

The Company would like to further clarify that one of its intended corporate missions is to build upon the current (not “historic”) inferred resource estimate at Santa Gertrudis.

In addition, the Company would like to clarify that the statement on its website that “SG property produced 564,000 ounces….” was intended to give historical information on the property.  However, this historical information did not include the required information as prescribed by NI 43-101. The Company has now amended its disclosure on its website with the following statement:

“From May 1991 to October 2000, the SG Property produced 564,000 ounces of gold at an average grade of 2.13 grams per tonne. During the same period, the Amelia Mine, previously owned by an Australian company, produced over 1 million tonnes at 2.88g Au/tonne ounces of gold from the Amelia deposits directly north of the Campbell operations. Remaining historic resources for the SG Property as reported by Campbell Resources (Oro de Sotula) when production ceased in 2000 (Barrera, November 30, 2000) include 8.1 million tonnes averaging 0.94 g Au/tonne on the Lopez-Limon concessions, and 5.9 million tonnes averaging 1.71 g Au/tonne on Sonora Gold Corporation's concessions. These historic resources cannot be relied upon as they do not meet CIM definition standards but are reported here for historical purposes only. The historic production figures were compiled by MDA. The Company has not completed sufficient work to validate the information and is not relying on these estimates as a current mineral resource estimate.”

Finally, the Company, contrary to NI 43-101, did not disclose who the qualified person was approving the technical information on its corporate profile and presentation. The Company has since corrected this deficiency by updating its corporate profile and presentation to clearly identify that the Company’s Chief Executive Office is the qualified person who has approved, prepared or supervised the preparation of the revised technical information.

About Animas Resources Ltd.

Animas Resources Ltd., a North American mineral resource company focused on acquisition and discovery, consolidated the Santa Teresa District’s Santa Gertrudis precious metal and related deposits and prospects within a 562 square kilometer land holding.  Our mission is to grow Animas through development, discovery and acquisition of high-quality mineral deposits and to build upon the current gold resource base at Santa Gertrudis, Mexico, and maintain a pipeline of only the highest quality projects.

This news release was prepared by Company management, who take full responsibility for its content. The technical disclosure in this press release has been reviewed by John R. Wilson, a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators, and the President and CEO of Animas.

For additional information, contact Animas Resources Ltd. at 604-687-6197, or you may register to receive future news releases at www.animasresources.com.

     “John R. Wilson”

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John R. Wilson, President & CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release contains "forward-looking information" which may include, but is not limited to, statements with respect to drilling plans, timing of our planned NI 43-101 resource report, timing of assays, resource estimates, projections, our planned exploration and drilling  programs, the availability of future financing for exploration and other plans, projections, estimates and expectations.  Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the Canadian securities administrators (available at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.